Evolus, Inc.
17901 Von Karman Avenue, Suite 150
Irvine, California 92614
February 5, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Irene Paik
Suzanne Hayes

Re:	Evolus, Inc.
Registration Statement on Form S-1
File No. 333-222478
Request for Acceleration
Acceleration Request
Request Date: February 7, 2018
Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)
Dear Ms. Paik:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evolus, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-222478), to become effective at 4:30 p.m. Eastern Time on February 7, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Alexa M. Ekman at (949) 623-3603.

Sincerely,

EVOLUS, INC.

By:	/s/ Murthy Simhambhatla, Ph.D.
Murthy Simhambhatla, Ph.D.
President and Chief Executive Officer

cc:	Jeffrey J. Plumer, Evolus, Inc.
Michael A. Hedge, K&L Gates LLP
Alexa M. Ekman, K&L Gates LLP